NORCOR TECHNOLOGIES CORP.

338 S Sharon Amity Rd

Charlotte, NC 28211

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549-4720

Re: Norcor Technologies Corp

Withdrawal of Registration Statement on Form S-1

Registration Statement on Form S-1 No. 333-165361 and 333-165741

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Norcor Technologies Corporation. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-165361 and 333-165741), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 9, 2010 and March 26, 2010, respectively. The Registration Statement was not declared effective by the Commission under the Securities Act.

-	The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

-	The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c) of the Securities Act, the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, in reliance on Rule 155(c) promulgated under the Securities Act, undertake a subsequent private offering.

-	The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Norcor Technologies, 338 S Sharon Amity Rd Charlotte, NC 28211, with a copy to the Registrant’s counsel, Securities Compliance Group, Ltd., Attn: Adam S. Tracy, 520 W. Roosevelt Road, Suite 201, Wheaton, IL 60187, facsimile number (630) 689-9471.

If you should have any questions regarding this request, please do not hesitate to contact Adam S. Tracy of Securities Compliance Group, Ltd. at (888) 978-9901.

Very truly yours, NORCOR TECHNOLOGIES CORP

/s/ W. Clayton
Wellesley Clayton, C.E.O.